[AquaBounty Technologies, Inc. Letterhead]

July 23, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Jennifer Thompson

Re:	AquaBounty Technologies, Inc.
Form 10-12B
Filed April 25, 2014
File No. 001-36426

Ladies and Gentlemen:

Set forth below are the responses of AquaBounty Technologies, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) Division of Corporation Finance contained in the Staff’s letter dated May 21, 2014. We are also filing simultaneously herewith Amendment No. 1 (the “Amendment”) to the Registration Statement on Form 10 (the “Registration Statement”). Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement. For reference, the Staff’s comments are provided below in bold immediately prior to the Company’s responses.

General

1.	Please note that in accordance with Section 12(d) of the Exchange Act, this Form 10 registration statement filed pursuant to Section 12(b) of the Exchange Act will become effective 30 days after the Commission receives certification from NASDAQ that your listing application has been approved.

Response:

The Company acknowledges that its registration statement filed pursuant to Section 12(b) of the Exchange Act will become effective 30 days after the Commission receives certification from NASDAQ that the Company’s listing application has been approved.

Emerging Growth Company Status, page 1

2.	We note your disclosure here that you have elected to take advantage of the extended transition period for complying with new or revised accounting standards. We also note your disclosure here and on page 18 that you have irrevocably elected not to avail yourself of the exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Please reconcile and revise these disclosures.

Securities and Exchange Commission

July 23, 2014

Response:

The Company has revised its disclosure on pages 1 and 21 of the Amendment to consistently reflect that it has elected to avail itself of the extended transition period for complying with new or revised accounting standards.

Item 1. Business, page 3

3.	We note your disclosure on page 23 that in conjunction with a fundraising in 2012, you implemented a reorganization to cut costs and spin off your research group, the Center for Aquaculture Technologies Canada. Please discuss this reorganization along with any other material changes in your business, such as the sale of your common stock to Intrexon. Refer to Item 101(a) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised its disclosure to include a discussion of the referenced reorganization on page 4 of the Amendment.

Overview, page 3

4.	Please balance the overview by disclosing your net losses for the most recently completed fiscal year and interim period and accumulated net losses.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 4 of the Amendment to include a discussion of the Company’s net losses.

The Aquaculture Industry, page 4

5.	We note that you rely on reports and publications prepared by third parties, including Kontali Analyse and Marine Harvest ASA, for data. Please provide us with copies of the relevant portions of the reports and publications you cite. Additionally, please tell us whether any of the data provided by the listed sources, such as the data from other third-party sources and industry publications, were commissioned by you for use in the registration statement. If so, please file consents as exhibits to your registration statement.

Response:

In response to the Staff’s comment, the Company has supplementally provided copies of the third-party sources that were relied upon for data contained in the Registration Statement, marked to highlight the sections relied upon and cross-referenced in the Registration Statement.

Securities and Exchange Commission

July 23, 2014

In addition, the Company confirms no third-party reports or publications, including those prepared by Kontali Analyse and Marine Harvest ASA, that are referenced or relied upon in the Registration Statement, were commissioned by the Company.

6.	Please balance this section by disclosing that several prominent grocery chains have publicly stated that they will not carry genetically modified salmon, and discuss the impact this and similar pronouncements may have on your business. Please revise the second and third risk factors on page 12 in this manner as well. We note in this regard several media accounts that specifically refer to your product.

Response:

The Company has included additional disclosure on page 6 of the Amendment and has revised and added risk factor disclosure on page 14 of the Amendment to address the matters identified in the Staff’s comment.

7.	We note media accounts of recent disease outbreaks impacting salmon production, most notably the infectious salmon anemia virus in Chile and the piscine reovirus in Norway and British Columbia. Please balance the disclosure in this section by discussing the impact of these diseases on salmon farming and the extent to which the costs of disease control and prevention may impact salmon prices and production costs. Please also add risk factor disclosure in this regard.

Response:

The Company has included additional disclosure on page 6 of the Amendment and has added a risk factor on page 15 of the Amendment to address the matters identified in the Staff’s comment.

8.	We also note media accounts that certain states have restricted or prohibited salmon farming. Please balance your disclosure in this section accordingly and discuss any impact state restrictions may have on your efforts to locate a site for your proposed salmon farms. Please also add a risk factor describing the attendant risks.

Response:

The Company has included additional disclosure on page 7 of the Amendment to address the matters identified in the Staff’s comment. In addition, the Company respectfully submits that it does not view these state restrictions to have a material impact on the Company’s business and therefore has not added a risk factor describing the attendant risks.

Plan of Operation, page 6

9.

We note that you “plan to increase [y]our supply of unfertilized Atlantic salmon eggs through either the expansion of [y]our existing Canadian hatchery or through the purchase of an existing egg producer.” Please explain these plans in greater detail, including whether you have secured financing for such expansion, or whether

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July 23, 2014

you have identified any potential egg producers for acquisition. Similarly, please explain whether you have secured financing for the “construction and operation of land-based Recirculating Aquaculture System facilities,” and explain what a Recirculating Aquaculture System is. If you do not have definitive plans to implement your plan of operation beyond the short term, please describe the factors and criteria you expect to use to determine whether and when to pursue your longer-term plans. Revise the Financial Overview discussion in MD&A in this manner as well.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 7, 8 and 26 of the Amendment to address the matters identified in the Staff’s comment.

Intellectual Property, page 8

10.	We note your disclosure that you “hold a global, perpetual, non-exclusive license from the Hospital for Sick Children of Toronto and Memorial University to the technology covering genetically modified salmonid fish that express endogenous growth hormone under the control of an anti-freeze protein gene promoter from an edible fish” and that the patent for this technology “which had been issued in every major salmon producing country, expired in August 2013 . . .” Please revise to discuss the material terms of your license for this technology. Additionally, please clarify the status of the intellectual property of this technology as it relates to your company both now and historically, as it appears from this disclosure that you never held a patent on the AquAdvantage Salmon, while page 13 of the risk factors section refers to “the patent for AquAdvantage Salmon.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 16 to clarify that the patent for AquAdvantage® Salmon is currently licensed pursuant to a perpetual, royalty-free license arrangement. The Company respectfully submits that characterization of this license agreement as “global, perpetual, royalty-free [and] non-exclusive” provides an accurate description of the material terms of this agreement. Neither the Company nor the counterparties have any continuing rights or obligations under the license agreement that the Company views would be material to investors. The Company has supplementally provided a copy of the license agreement for the Staff’s review.

11.	Please discuss your licensing of Intrexon’s UltraVector “and other” technology here, or explain to us why this is not an appropriate section for this discussion. Additionally, please disclose all material license agreements here. In this regard, we note the disclosure on page F-17 of a license agreement with Genesis Group, Inc., which is not discussed in the registration statement.

Securities and Exchange Commission

July 23, 2014

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 9, 10 and 11 of the Amendment to include a cross-reference to the disclosure of the Exclusive Channel Collaboration Agreement with Intrexon and a discussion of the license agreement with Genesis and HSC. The Company believes that the Exclusive Channel Collaboration Agreement with Intrexon is the only license agreement that might be material to investors of the Company.

Item 1A. Risk Factors, page 10

Risks Related to Our Business, page 11

12.	Please add a risk factor describing the risks because you receive government research grants, including the risks because of agency audit rights. We note in this regard your disclosure on page 24.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Amendment to add a risk factor describing the risks associated with the Company’s receipt of government research grants and loans, including the risks relating to agency audit rights.

We may need substantial additional capital in the future, page 11

13.	Please include an estimate of the amount of capital you believe you will need to raise to implement your business plan and place the risks described here in context by briefly discussing the factors that will influence the timing and amount of capital you require.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the Amendment to address the matters identified in the Staff’s comment.

We may be sued by non-governmental organizations, page 13

14.	So that investors may better assess the risks described here, please briefly discuss the application filed in Canadian Federal Court on January 16, 2014. We note your disclosure in Legal Proceedings on page 44.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 16 of the Amendment to include a discussion of the referenced application.

Securities and Exchange Commission

July 23, 2014

Management’s Discussion and Analysis, page 22

Results of Operations, page 25

Sales and Marketing Expenses, page 25

15.	We note your disclosure that you incurred increased costs for your demonstration farm in Panama in conjunction with the transfer of the management of the site. Please tell us and disclose in your filing the facts and circumstances in regard to the transfer of the management of the demonstration farm in Panama and the associated impact on your future results, liquidity and cash flow.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 26 of the Amendment to address the matters identified in the Staff’s comment.

General and Administrative Expenses, page 26

16.	To the extent practicable, please quantify the estimated costs of being a public company. Please also include this disclosure under the risk factor regarding your status as a U.S. public company on page 19.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 22, 29 and 30 of the Amendment to quantify the estimated costs of being a public company.

Liquidity and Capital Resources, page 27

Cash Flow from Operating Activities, page 28

17.	Please clarify your analysis in regard to how the factors disclosed directly affect cash regarding the variance in net cash flows of operating activities. References to results of operations, which are prepared on the accrual basis of accounting, noncash items and working capital movements, may not provide a sufficient basis for an investor to fully understand comparative changes in cash flows of operating activities in terms of cash. Revise your disclosure to discuss the factors that directly affected cash of operating activities for each comparative period presented. Your discussion should address the drivers underlying each factor cited. For example, discuss the specific items that created favorable and unfavorable movements in working capital in terms of cash and the reasons underlying such movements. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Securities and Exchange Commission

July 23, 2014

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 32 and 33 of the Amendment to address the matters identified in the Staff’s comment.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 31

18.	Please identify the individual or individuals who have voting and dispositive power with respect to the shares held by Intrexon Corporation.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 37 of the Amendment to add footnote disclosure that identifies the individual who has voting and dispositive power with respect to the shares held by Intrexon.

Item 5. Directors and Executive Officers, page 32

19.	Please revise this section to provide the dates indicating each director and executive officer’s term of office.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 37 of the Amendment to indicate the terms of office of the directors and executive officers.

20.	We note your disclosure that Richard L. Huber holds directorships in “several other companies in the United States and elsewhere in the world.” To the extent any of these directorships is of a company with a class of securities registered pursuant to Section 12 or subject to a reporting obligation pursuant to Section 15(d) of the Exchange Act, please identify these companies.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Richard L. Huber has not, in the past five years, served as a director of a company with a class of securities registered pursuant to Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity, page 44

21.

In the table on page 45, we note that the figures have been adjusted to reflect a 1-for-10 reverse stock split that will become effective immediately following the effective time of your registration statement on Form 10. For consistency with the other sections of your filing, please present the figures unadjusted for the 1-for-10 reverse stock split along with pro forma figures adjusted to reflect the 1-for-10 reverse stock split. SAB Topic 4C states that such changes in the capital structure

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July 23, 2014

must be given retroactive effect if the capital structure change occurs after the date of the latest reported balance sheet but before the release of the financial statements or the effective date of the registration statement, whichever is later. In your circumstance, the change will occur after the effective date of your registration statement on Form 10 so we believe giving pro forma figures adjusted to reflect the 1-for-10 reverse stock split is appropriate for transparency.

Response:

In response to the Staff’s comment, the Company has revised the table on page 50 of the Amendment to present the figures unadjusted for the 1-for-10 reverse stock split and has updated the footnote to the table to reflect this change.

Item 10. Recent Sales of Unregistered Securities, page 46

22.	Please revise this section for each unregistered sale to include all of the information required by Item 701 of Regulation S-K, including, in each case, a brief discussion of the facts relied upon to make the exemption available.

Response:

The Company has revised Item 10 in accordance with the Staff’s comment to state that each of the listed sales was made pursuant to the exemptions provided by Section 4(a)(2) of the Securities Act and/or Regulation D and Regulation S thereunder and describe the facts relied on for purposes of these exemptions and safe harbors. The Company confirms that it has included all sales of unregistered securities for the past three years.

Item 11. Description of Registrant’s Securities to be Registered, page 46

23.	We note the statement that for a “complete description of the matters set forth in this section, [investors] should refer to the Restated Certificate of Incorporation and the new Amended and Restated Bylaws, forms of which are included as exhibits to this Registration Statement on Form 10, and to the applicable provisions of Delaware law . . . .” Please remove this statement, as it is not appropriate to qualify information in the registration statement by reference to information not included in the registration statement or filed as an exhibit.

Response:

In response to the Staff’s comment, the Company has removed the reference to provisions of Delaware law on page 52 of the Amendment.

Securities and Exchange Commission

July 23, 2014

Item 15. Financial Statements and Exhibits

24.	Please file as an exhibit the license agreement with the Hospital for Sick Children of Toronto and Memorial University for the technology covering genetically modified salmonid, as discussed on page 8, along with all other material license agreements.

Response:

In response to the Staff’s comment, the Company respectfully submits that the license agreement is not material to the Company. The Company confirms that it holds no other license agreements that it believes might be considered to be material to investors other than the Exclusive Channel Collaboration Agreement with Intrexon, which is filed as Exhibit 10.6 respectively, to the Amendment.

25.	Please file as an exhibit the agreement you have with the Center for Aquaculture Technologies Canada for research and development, as discussed on page 9.

Response:

In response to the Staff’s comment, the Company has filed the Collaborative Research Agreement with the Center for Aquaculture Technologies Canada as Exhibit 10.15 to the Amendment.

Consolidated financial statements, page F-1

26.	Please update the financial statements included in the filing pursuant to Rule 8-08 of Regulation S-X.

Response:

In response to the Staff’s comment, the Company has included updated financial statements to comply with Rule 8-08 of Regulation S-X.

Notes to the consolidated financial statements, page F-7

Note 1: Nature of business and organization, page F-7

27.	We note your disclosure that you commenced sales of your first product in 2004 and expanded the markets to which that product had been sold. Considering that you present no revenues for fiscal years 2013, 2012, and 2011 please disclose when you ceased sales of the product and why. Also, please disclose the nature of the product that you sold.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that in 2006, the Company had three developed product lines: Shrimp IMS (“IMS”)—a feed additive for shrimp used to reduce mortality by enhancing the animal’s natural immune system, launched in 2004; Disease Diagnostic Kits (“Kits”)—a series of products used to diagnose disease in aquatic

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July 23, 2014

animals, launched in 2004; and AquAdvantage Salmon (“AAS”)—our genetically modified Atlantic salmon that grows faster than its conventional counterpart, which was fully developed but undergoing review by the FDA. These three product lines were developed utilizing the Company’s technology, knowledge and expertise in the biology of aquatic animals.

The Company’s revenue from IMS was over $200,000 in 2006 and growing, as sales and marketing resources were being used to expand the number of markets for its sale. Revenue from Kits was just commencing with $12,000 recorded in 2006. There was no revenue from AAS because, although the technology was fully developed, it was still undergoing regulatory review. At this time, the Company determined that it was no longer a development stage entity, as it had established its products and business and was recognizing a growing revenue stream.

After experiencing disappointing financial results in 2007, the Company undertook a reassessment of its business strategy in early 2008. Revenue from product sales in 2007 had increased versus 2006, but not at a level that the Company deemed sufficient to ensure a path to profitability in the next several years. The Company thus decided to focus its efforts on AAS and to abandon IMS and Kits. The decision was based on the expectation that FDA approval was near at hand and that AAS provided the best path to profitability. In support of this decision, the Company established a grow-out facility for AAS eggs in Panama to produce harvest sized fish.

Nearly six years later, the facility in Panama continues to operate and to produce full-sized AquAdvantage Salmon. However, due to the continued delay in receiving FDA approval, these fish cannot be harvested and sold to generate revenue for the Company.

Given that the Company determined to abandon IMS and Kits in 2008, which is prior to the periods covered by the Financial Statements referenced in the Staff’s comment, the Company has not amended the disclosure on page F-7 of the Amendment.

28.	In addition, we note your disclosure that you no longer devote most of your activities and resources toward raising capital. As a result, in 2006 you determined that you were no longer a development stage entity. ASC 915-10-20 defines a development stage entity as an entity devoting substantially all of its efforts to establishing a new business and for which either of the following conditions exists:

(a)	Planned principal operations have not commenced.

(b)	Planned principal operations have commenced, but there has been no significant revenue therefrom.

Considering that your planned operations have not commenced and there are no revenues, it appears that you may be a development stage entity. Please tell us in greater detail why you believe that you are no longer a development stage entity or revise as necessary.

Securities and Exchange Commission

July 23, 2014

Response:

The Company acknowledges the Staff’s comment and respectfully submits that, as noted above, the Company exited the development stage in 2006 and believes that it has remained an operating company. This decision was made in consideration of the fact that the technology underlying the Company’s current product, AAS, was fully developed prior to 2006 and the Company was operating a business by applying its expertise with aquatic animals. The Company continues to enhance the underlying technology for AAS while it awaits FDA approval; however, the core technology has not been modified. AAS does not represent the establishment of a new business for the Company.

The Company feels it would be misleading to be labeled a development stage company as the AAS product is fully developed and has been for some time.

* * * *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Brad Brasser at (312) 269-4252 should you wish to discuss the matters addressed above or other issues relating to the subject Form 10. Thank you for your attention to this matter.

Very truly yours,

/s/ Ronald L. Stotish
Ronald L. Stotish
Chief Executive Officer

cc:	Bradley C. Brasser, Esq.
Jones Day